UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

Attention: Senior Vice-President,

Associate General Counsel

& Secretary

1 Place Ville Marie

Montreal, Quebec

Canada H3B 3A9

Attention: Senior Vice-President,

Associate General Counsel

& Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

This report on Form 6-K and exhibit 99.1 hereto are incorporated by reference as exhibits into the Registration Statement on Form F-3 (File No. 333-275898) and the Registration Statements on Form S-8 (File Nos. 333-12036, 333-12050, 333-13052, 333-13112, 333-117922, 333-207754, 333-207750, 333-207748, 333-252536 and 333-268715).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: December 21, 2023	By:	/s/ Nadine Ahn
	Name:	Nadine Ahn
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – RBC receives approval to proceed with acquisition of HSBC Canada